The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO  COVERAGE IS PROVIDED  BY  THIS  NOTICE.    THIS  NOTICE  DOES NOT  AMEND   ANY PROVISION   OF YOUR  POLICY.     YOU  SHOULD  REVIEW   YOUR  ENTIRE  POLICY  CAREFULLY  FOR  COMPLETE  INFORMATION ON  THE  COVERAGES  PROVIDED  AND TO  DETERMINE   YOUR  RIGHTS  AND DUTIES  UNDER  YOUR  POLICY. PLEASE  CONTACT   YOUR  AGENT   OR  BROKER  IF  YOU  HAVE   ANY QUESTIONS  ABOUT  THIS  NOTICE  OR  ITS CONTENTS.     IF  THERE IS ANY CONFLICT  BETWEEN  YOUR  POLICY  AND THIS  NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how  Travelers compensates independent agents and brokers, please visit www.travelers.com,  call our  toll-free telephone number, 1-866-904-8348,  or  you  may request a written copy from Marketing at One Tower Square,  2GSA,  Hartford,  CT 06183.

ND044 Rev. 1-08

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

HOW  TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new  losses,  claims,  or  potential claims promptly can be critical. It helps to resolve covered losses  or  claims as quickly as possible and often reduces the overall cost. Prompt reporting:

’      better protects the interests of all  parties;
’      helps Travelers to try to resolve losses  or  claims more quickly;  and

’	often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, US  mail, or email.

FAX

Use this number to report a loss, claim,  or  potential claim by  fax  toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim,  or  potential claim by  US Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385  Washington Street
Saint Paul, Minnesota 55102

                               EMAIL

Use this address to report a loss, claim,  or  potential claim by  email.

bfpclaims@travelers.com

This is a general  description of how  to report a loss, claim,  or  potential claim under  this policy or  bond.  This description does  not replace or  add to the terms of this policy or bond.  The policy or  bond  alone determines the scope of coverage.  Please read  it carefully for complete information on coverage.  Contact your agent or  broker if you  have  any questions about coverage.

ND059  Rev. 11-11                                                                         -1-
ª 2012 The Travelers Indemnity Company. All rights reserved.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

IMPORTANT NOTICE - INFORMATION OR COMPLAINTS - TEXAS

To  obtain information or  make  a complaint:

You  may  call Travelers toll-free telephone number for information or  to make  a complaint at:

1-800-328-2189

You  may  contact the Texas  Department of Insurance to obtain information on companies,  coverages, rights, or complaints at:

1-800-252-3439

You  may  write the
Texas  Department of Insurance
PO Box  149104
Austin, TX  78714-9104
Fax (512) 475-1771
Web:  http://www/tdi.state.tx.us
E-mail:  ConsumerProtection@tdi.state.tx.us

PREMIUM   OR  CLAIM DISPUTES:Should you have  a dispute concerning your premium or about a claim you  should contact your Agent or  Travelers first.   If the dispute is not resolved,  you  may  contact the Texas Department of Insurance.

ATTACH  THIS  NOTICE  TO  YOUR  POLICY:This notice is for information only and does not become a part or  condition of the attached document.

AVISO IMPORTANTE - INFORMACIO/ N O QUEJAS -

TEXAS

Para obtener informacio/ n o para  someter una queja:

Usted puede  llamar al  numero de telefono gratis de Travelers para  informacio/ n o para  someter una queja  al:

1-800-328-2189

Puede comunicarse con  el Departamento de Seguros de Texas  para  obtener informacio/ n acerca  de companias,
coberturas, derechos o quejes al:

1-800-252-3439

Puede escribir al
Departamento de Seguros de Texas
PO Box  149104
Austin, TX  78714-9104
Fax (512) 475-1771
Web:  http://www/tdi.state.tx.us
E-mail:  ConsumerProtection@tdi.state.tx.us

DISPUTAS  SOBRE PRIMAS   O  RECLAMOS:
Si  tiene una disputa concerniente a su

prima o a un reclamo,  debe  comunicarse con  el Agente o Travelers primero.   Si  no se resuelve la disputa,  puede  entonces comunicarse con  el departamento (TDI).

UNA ESTE AVISO   A SU  POLIZA:                                                                Este aviso es solo para  proposito de Informacio/ n y

no se convierte en parte o condicion del documento adjunto.

ND003 Rev. 6-09

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance   Company

St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS               BOND  NO.    ZBN-14R46178-12-N2

Item 1. Name of Insured (herein called Insured):

USAA MUTUAL FUND TRUST
Principal Address:

9800 FREDERICKSBURG ROAD
SAN ANTONIO, TX 78288

Item 2. Bond Period from 12:01 a.m. on 05/15/12 to 12:01 a.m. on 05/15/2013 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

Insuring Agreement A - FIDELITY
Insuring Agreement B - AUDIT EXPENSE
Insuring Agreement C - PREMISES
Insuring Agreement D - TRANSIT
Insuring Agreement E - FORGERY OR ALTERATION
Insuring Agreement F - SECURITIES
Insuring Agreement G - COUNTERFEIT CURRENCY
Insuring Agreement H - STOP PAYMENT
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT

OPTIONAL COVERAGES ADDED BY RIDER:
INSURING AGREEMENT J - COMPUTER SYSTEMS
INSURING AGREEMENT K - CLAIMS EXPENSE
Limit of Liability $2,500,000 $100,000 $2,500,000 $2,500,000 $2,500,000 $2,500,000 $2,500,000 $2,500,000 $100,000	Deductible Amount $-0- $-0- $-0- $-0- $-0- $-0- $-0- $-0- $-0-

If  "Not  Covered"  is  inserted  above  opposite  any  specified   Insuring  Agreement  or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: NONE

ICB001 Rev. 7/04 ª 2004 The Travelers Indemnity Company. All rights reserved. Page 1 of 2

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB010	ED. 07-04	MEL3812	ED.	12-05
ICB011	REV. 02-10	MEL4276	ED.	05-06
ICB016	ED. 07-04	MEL4799	ED.	12-06
ICB025	ED. 07-04	MEL5530	ED.	12-07
ICB026	ED. 07-04	MEL6150	ED.	09-08
ICB030	ED. 07-04
ICB073	REV. 12-06
MEL2555	ED. 03-05
MEL2899	ED. 05-05
MEL3281	ED. 05-05
MEL3687	ED. 11-05
MEL3713	ED. 11-05

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 412PB1489 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

Countersigned:

Authorized Representative                                                   Countersigned At

Countersignature Date

[Missing Graphic Reference]
[Missing Graphic Reference]
ST. PAUL FIRE AND MARINE INSURANCE COMPANY

Secretary

ICB001 Rev. 7/04 ª 2004 The Travelers Indemnity Company. All rights reserved. Page 2 of 2

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General  Agreements,  Conditions  and  Limitations  and  other  terms  of  this  bond,  agrees  with  the  Insured,  in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)  FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and  whether  committed  alone  or  in  collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent  act(s)  committed  by  such  Employee with the manifest intent:

(a)   to cause the Insured to sustain such loss; and

(b)  to obtain financial  benefit for the Employee, or   for   any   other   Person   or   organization intended by the Employee to receive such benefit,   other   than   salaries,   commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs  of  audits  or  examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent  accountant  by  reason  of  the discovery    of   loss   sustained   by   the   Insured through  any  dishonest  or  fraudulent  act(s), including  Larceny  or  Embezzlement,  of  any  of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such  expense  shall   be  deemed   to  be  a   loss sustained  by  the Insured through  any  dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition   to   the  Limit   of   Liability   stated  in Insuring Agreement (A) in Item 3 of the Declarations.

(C)  ON PREMISES

Loss of Property (occurring with or without negligence  or  violence)   through  robbery, burglary,  Larceny,  theft,  holdup,  or  other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction  thereof, abstraction  or removal from the possession,  custody or control of the Insured, and  loss of  subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed  or  believed  by   the  Insured  to  be) lodged  or  deposited  within  any  offices  or premises  located  anywhere,  except  in  an  office listed  in  Item  4  of  the  Declarations  or amendment  thereof  or  in  the  mail  or  with  a carrier  for  hire,  other  than  an  armored  motor vehicle  company,  for  the  purpose  of transportation.

Office and Equipment

(1)  loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of  the  Insured's  offices  covered  under  this bond caused by Larceny or theft in, or by burglary, robbery  or hold-up of,  such office, or attempt thereat, or by  vandalism  or malicious mischief; or

(2)   loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or  to  the  interior  of   any   such  office   by vandalism  or malicious  mischief provided, in any  event,  that the Insured is  the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such  loss  or  damage  always  excepting, however, all loss or damage through fire.

(D) IN TRANSIT

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.
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The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through  the  misplacement  or  loss  of  Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger,  except  while  in  the  mail  or  with  a carrier  for  hire,  other  than  an  armored  motor vehicle  company,  for  the  purpose  of transportation,  such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)  FORGERY 0R ALTERATION

Loss through Forgery or alteration of or on:

(1) any  bills  of  exchange,  checks,  drafts, acceptances,certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders  upon  public  treasuries,  letters of credit; or

(2) other  written  instructions, advices or applicationsdirected to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property,which   instructions, advices or applications purport to have been signed or endorsed by any:

(a)   customer of the Insured, or

(b) shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or

(c)   financial or banking institution  or stockbroker, but  which  instructions,  advices  or applications either bear  the forged  signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder  or  subscriber  to  shares,  or financial  or  banking  institution  or stockbroker; or

(3) withdrawal  orders  or  receipts  for  the withdrawal of funds or Property,  or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of  another  Investment  Company  for  which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage  for Insuring  Agreement (F) is provided for in the Declarations of this bond.

Any   check   or   draft   (a)   made   payable   to   a fictitious payee and endorsed in the name of such fictitious payee or (b)  procured  in  a  transaction with  the  maker  or  drawer  thereof  or  with  one acting as an agent of such maker or drawer or anyone   impersonating   another   and   made   or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced  facsimile signatures are treated the same as handwritten signatures.

(F)  SECURITIES

Loss sustained by the Insured, including loss sustained  by  reason  of  a  violation  of  the constitution  by-laws,  rules  or regulations of  any Self  Regulatory  Organization  of  which  the Insured is a member or which would have been imposed  upon  the  Insured  by  the  constitution, by-laws,  rules  or  regulations  of  any  Self Regulatory Organization if the Insured had been a member thereof,

(1)   through  the  Insured's  having,  in  good  faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any othercapacity,     either    gratuitously     or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given   any value,  extended  any credit  or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents  or  other  written instruments which prove to have been:

(a)   counterfeited, or

(b)  forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer  agent  or  registrar,  acceptor, surety or guarantor or as to the signature of  any  person  signing  in any  other capacity, or

(c)   raised  or  otherwise  altered,  or  lost,  or stolen, or

(2)   through  the  Insured's  having,  in  good  faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or  not  such  guaranteeing  or  witnessing  is ultra vires  the  Insured, upon  any  transfers,

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.
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The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

assignments, bills of sale, powers of attorney, guarantees,    endorsements    or    other obligations upon or in connection with any securities, documents or other written instruments   and  which  pass  or  purport  to pass  title  to  such  securities,  documents  or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities,  documents  or  other  written instruments shall be deemed to mean original (including  original  counterparts)   negotiable   or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course  of  business,  transferable  by  delivery  of such agreements with any necessary endorsement or assignment.

The  word  "counterfeited"  as  used  in  this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced  facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith,   of   any   counterfeited   money   orders   or altered paper currencies or coin of the United States of America or Canada issued or purporting to  have   been  issued  by  the  United  States  of America   or  Canada   or  issued  pursuant  to  a United States  of  America  or  Canada  statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply  with any  written notice  of  any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer,  shareholder  or  subscriber  to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber  or any  Authorized Representative of  such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or  subscriber  of  the  Insured  or  any Authorized Representative of such customer, shareholder or subscriber.

(I)   UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss  resulting  from  payments  of  dividends  or fund shares, or withdrawals permitted from any customer's, shareholder's, or subscriber's account based upon Uncollectible Items of Deposit of a customer,  shareholder  or subscriber  credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from an Item of Deposit  processed  through  an  Automated Clearing  House  which  is  reversed  by  the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with  "exchange privileges"  if  all  Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in  the  Fund(s)  prospectus  shall  begin  from  the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.    ADDITIONAL  OFFICES  OR  EMPLOYEES  -
CONSOLIDATION OR MERGER - NOTICE

(1)   If  the  Insured  shall,  while  this  bond  is  in force,  establish  any  additional  office  or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively.  No notice to the Underwriter of  an  increase  during  any premium  period  in the number of offices  or in  the number of  Employees  at any  of  the offices  covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)   If   an    Investment Company,  named as Insured herein,  shall,  while  this  bond  is  in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.
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from  the  date  of  acquisition.  The  Insured shall  notify  the  Underwriter  of  such acquisition  within  60 days  of said date, and an  additional  premium shall  be computed only if such acquisition involves additional offices or employees.

B.   WARRANTY

No  statement   made   by   or  on  behalf   of   the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.   COURT COSTS AND ATTORNEYS' FEES

(Applicable  to  all  Insuring  Agreements  or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify  the Insured against court costs and reasonable attorneys'  fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated   on   the  merits   and   whether   or   not settled, of any suit or legal proceeding brought against  the  Insured  to   enforce  the  Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A)  this indemnity shall apply only in the event that:

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)   in   the   absence   of   (1)   or   (2)    above   an arbitration  panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and  at  the  request  of   the  Underwriter  shall furnish it with copies of all pleadings and other papers therein.  At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of  such suit  or legal  proceeding,  in the Insured's name, through attorneys of the Underwriter's selection.    In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to  the proper defense of  such suit  or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable,  or  both,  the  liability  of  the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys'  fees incurred and paid by the Insured or  by  the  Underwriter  that  the  amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable.  Such indemnity shall be in addition to   the  Limit   of   Liability   for   the  applicable Insuring Agreement or Coverage.

D.  FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ.  Should loss involving  a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

SECTION 1.                      DEFINITIONS

The following  terms,  as  used  in this bond  have  the respective meanings stated in this Section:

(a)   "Employee" means:

(1)   any  of  the  Insured's  officers,  partners,  or employees, and

(2)  any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets  or  capital  stock  of, such  predecessor, and

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The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

(3)   attorneys retained by the Insured to perform legal  services  for  the Insured and  the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

(4)   guest   students   pursuing   their   studies   or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer   agent,   or   shareholder   accounting record keeper, or administrator authorized by written  agreement  to  keep  financial  and/or other required records, but only while performing acts  coming  within  the scope of the usual duties of an officer or employee or while acting as a member  of any  committee duly  elected   or  appointed  to  examine  or audit or have custody of or access to the Property of the Insured, and

(6)   any   individual  or   individuals   assigned   to perform  the  usual  duties   of  an  employee within   the   premises   of   the   Insured,   by contract,or    by    any    agency    furnishing temporary personnel on a contingent or part- time basis, and

(7) each   natural    person,   partnership    or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured,  unless  included  under  sub-section (9) hereof, and

(8)   those  persons  so  designated  in  Section  15, Central Handling of Securities, and

(9)   any officer, partner, or Employee of:

(a)   an investment advisor,

(b)  an underwriter (distributor),

(c)   a  transfer   agent  or  shareholder accounting record-keeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records,

for  an  Investment  Company  named  as  Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment  Company  named  as  Insured herein, or  while acting as  a  member  of  any  committee duly elected or appointed  to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment  Company Act of 1940, of an Investment  Company named as Insured or is an affiliated person of the advisor,  underwriter or  administrator  of  such  Investment  Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections (6)  and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person  for  all  the purposes  of  this  bond, excepting, however, the last paragraph of Section

13.

Brokers, or other agents under contract or representatives   of   the  same   general  character shall not be considered Employees.

(b)  "Property"  means  money   (i.e.   currency,   coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articlesmade    therefrom,    jewelry,    watches, necklaces,bracelets,     gems,     precious     and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads,  transfers,    coupons,   drafts,    bills   of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading,  conditional  sales  contracts,  abstracts  of title, insurance  policies, deeds,  mortgages  under real estate and/or chattels and upon interests therein, and    assignments   of    such    policies, mortgages and instruments, and other valuable papers,  including  books  of  account  and  other records used by the Insured in the conduct of its business, and  all other  instruments  similar to or in the   nature   of    the   foregoing    including Electronic Representations of such instruments enumerated above    (but   excluding   all    data processing records) in which the Insured has an interest  or  in  which  the  Insured  acquired  or should have acquired an interest by reason of a predecessor's declared financial condition at the time  of  the  Insured's  consolidation  or  merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any  purpose  or  in any  capacity and  whether  so held gratuitously or not and whether or not the Insured is liable therefor.

(c)   "Forgery"  means  the  signing   of  the  name  of another   with   intent  to   deceive;  it  does  not

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include the signing of one's own name with or without  authority,  in  any  capacity, for  any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemeduncollectible until the Insured's collection procedures have failed.

SECTION 2.                      EXCLUSIONS

THIS BOND, DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)  loss  due to  riot  or  civil  commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transitin   the   circumstances   recited   in Insuring  Agreement  (D),  and  unless,  when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)  loss, in time of peace or war, directly or indirectly  caused  by  or  resulting  from  the effectsof    nuclear    fission    or   fusion    or radioactivity; provided, however, that this paragraph  shall  not  apply  to  loss  resulting from industrial uses of nuclear energy.

(d)  loss resulting  from  any  wrongful  act or acts of any person who is a member of the Board of  Directors  of  the Insured or a member  of any equivalent body by whatsoever name knownunless    such   person    is    also    an Employee  or  an  elected  official,  partial owner  or  partner  of  the  Insured  in  some other  capacity, nor,  in  any  event,  loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)   loss  resulting  from  the  complete  or  partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured orany     of     its    partners,    directors    or Employees,whether       authorized       or unauthorized  and  whether  procured  in good

faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

                   (f)    loss   resulting   from   any   violation   by   the Insured or by any Employee:

(1) of  law  regulating  (a)  the  issuance, purchaseor    sale    of     securities,    (b) securities transactions    upon    Security Exchanges or  over  the  counter  market, (c)Investment     Companies,    or    (d) Investment Advisors, or

      (2)   of any  rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)   loss of Property or loss of privileges through the misplacement  or loss  of  Property  as  set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received  by  the Insured under (a)  the Insured's contract with said armored motor vehicle   company,  (b)  insurance  carried  by said armored motor vehicle  company for the benefit  of  users  of  its  service,  and  (c)   all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insuredis legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat:

(1)   to do bodily harm to any person, except loss of Property in transit in the custody ofany    person    acting    as    messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

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(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)   all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount   of   loss   covered  under  this   bond unless such indemnity is provided for under Insuring Agreement (B).

(l)  loss  resulting  from  payments  made  or withdrawals from  the account of  a customer of the Insured, shareholder or subscriber to shares  involving  funds  erroneously  credited to  such  account,  unless  such  payments  are made to or withdrawn by such depositors or representative  of such person, who  is within the  premises  of   the  drawee   bank  of   the Insured or within the office of the Insured at the time of such payment or withdrawal or unless  such  payment  is  covered  under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of  the United States of  America, District of Columbia, and  territories and  possessions of the United States of America, and Canada.

SECTION 3.     ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this  bond,  as  aforesaid,  and  upon  payment  to  the Insured by the Underwriter on account of any loss through  dishonest  or  fraudulent act(s)  including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary  to  secure  to  the  Underwriter  the  rights herein provided for.

SECTION 4.     LOSS    -    NOTICE   -    PROOF   -  LEGAL PROCEEDINGS

This  bond  is  for  the  use  and  benefit  only  of  the Insured  named  in  the  Declarations  and  the Underwriter shall not be liable hereunder for loss sustained  by  anyone other  than  the  Insured unless the Insured, in its sole discretion  and  at its option, shall include such loss in the Insured's proof  of loss. At the earliest practicable  moment after discovery  of any   loss   hereunder   the   Insured   shall   give   the

Underwriter  written  notice  thereof  and  shall  also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.   If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified  in  such  proof  of  loss  by  a  certificate  or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim,  but where the loss is clear and  undisputed,  settlement  shall  be  made  within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which  duplicates  may  be  obtained.       Legal proceedings for recovery of  any  loss hereunder shall not be brought  prior  to the expiration of  sixty days after such proof of loss is filed with the Underwriter nor after the expiration of  twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any  suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty- four months from the date upon which the judgment in such suit shall become final.   If any limitation embodied in this bond is prohibited by any law controlling  the  construction  hereof,  such  limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)   becomes aware of facts, or

(b)  receives written  notice of  an  actual  or potential claim by a third party which alleges that the Insured is liable under circumstances, which  would  cause  a  reasonable  person  to  assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.     VALUATION OF PROPERTY

The value of any Property,  except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim  shall be made hereunder, shall be determined by the average market  value of  such  Property  on  the business  day next preceding the discovery of such loss; provided, however, that the value of any  Property replaced  by the Insured prior  to  the payment  of  claim  therefor shall be the actual market value at the time of replacement;  and  further  provided  that in case  of  a loss or misplacement of interim certificates, warrants,

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rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption  or  deposit  privileges,  the  value  thereof shall  be  the  market  value  of  such  privileges immediately preceding  the expiration thereof if  said loss  or  misplacement  is  not  discovered  until  after their  expiration.    If  no  market  price  is  quoted for such Property  or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured  in  the  conduct  of  its  business,  the Underwriter shall  be liable under this bond  only  if such  books  or  records  are  actually  reproduced  and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual  transcription  or  copying  of  data  which  shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.     VALUATION  OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter  shall  not  be  liable  for  more  than  the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may,  at  its  election,  pay  such  actual  cash  value or make such replacement or repair.   If the underwriter and  the Insured cannot  agree upon  such cash  value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7.     LOST SECURITIES

If  the  Insured shall  sustain  a  loss  of  securities  the total value of which is in excess of the limit stated in Item 3 of the Declarations  of this bond, the liability of the Underwriter shall be limited to payment for, or duplication  of,  securities  having  value equal  to  the limit  stated  in  Item  3  of  the  Declarations  of  this bond.

If   the   Underwriter  shall   make   payment   to   the Insured for any loss of securities, the Insured shall thereupon  assign   to   the   Underwriter  all   of   the Insured's rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery  of the loss) and for which the Underwriter may  at  its  sole  discretion  and  option  and  at  the request of the Insured issue a Lost Instrument Bond   Bonds  to effect  replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at  the time of  discovery  of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds   to  effect   replacement   thereof,  the  Insured agrees that it will  pay  as premium  therefor a proportion  of  the  usual  premium  charged  therefor, said  proportion  being  equal  to  the percentage  that the Deductible Amount bears to the value of the securities upon discovery  of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds  against all loss and expense that is not recoverable  from  the  Underwriter under  the  terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8.     SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of  the  Limit  of  Liability  hereunder  plus  the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity  taken by or for the benefit of the  Underwriter, the  net  amount  of  such recovery, less  the  actual  costs  and  expenses of  making  same, shall be applied to reimburse  the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for  that part of  such loss  within the Deductible Amount. The Insured shall execute all necessary  papers  to  secure  to  the  Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At  all  times  prior  to  termination  hereof,  this  bond shall continue in force for the limit stated in the applicable  sections of  Item 3 of  the Declarations  of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder;  PROVIDED,  however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or  paid,  the liability of  the Underwriter under this bond with respect to all loss resulting from:

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)  any one unintentional  or negligent act on the part of any other person resulting in damage

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to or destruction  or  misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)  all  wrongful  acts, other  than  those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement  include,  but are  not  limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly,   directly  or  indirectly,  aid  or aids in any way, or permits the continuation of,  the  dishonest  act  or  acts  of  any  other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10.   LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or  recovered  in  whole  or  in  part  under  any  other bonds or policies issued by the Underwriter to the Insured  or  to  any  predecessor  in  interest  of  the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered,  the  total  liability  of   the  Underwriter under this  bond  and  under other  bonds  or  policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured  under  such  other  bonds   or   policies,  as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.   OTHER INSURANCE

If the  Insured shall  hold,  as  indemnity  against any loss covered hereunder, any valid and enforceable insurance  or  suretyship,  the  Underwriter  shall  be liable  hereunder only  for  such amount  of  such loss which  is  in  excess  of   the  amount  of  such  other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12.   DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b),  (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or  recovery  obtained  or  made  by  the  Insured, other  than  from  any  bond  or  policy  of  insurance issued by  an  insurance  company and  covering  such loss, or by the Underwriter on account thereof prior to  payment  by  the  Underwriter  of  such  loss,  shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount),  and  then for  such  excess  only,  but  in  no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There  shall  be no deductible  applicable  to any  loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13.   TERMINATION

The  Underwriter  may  terminate  this  bond  as  an entirety by furnishing written notice specifying the termination  date, which cannot  be prior  to  60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C.  The  Insured  may  terminate  this  bond  as  an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination.  The Underwriter  shall  notify  all  other  Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective  prior  to  60  days  after  receipt  of  written notice     by     all     other     Investment     Companies. Premiums  are  earned until  the  termination  date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

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The Underwriter shall refund the unearned premium computed   at  short  rates  in   accordance  with  the standard  short  rate cancellation tables  if  terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a)  as to any Employee as soon as any partner, officer  or  supervisory  Employee  of  the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulentact(s),    including    Larceny    or Embezzlement  on the part of such Employee without prejudice to the loss of any Property then   in   transit   in   the   custody   of   such Employee (see Section 16(d)), or

(b)  as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange  Commission   of  a  written  notice from  the  Underwriter of  its  desire  to terminate this bond as to such Employee, or

(c)   as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time  that  the  Insured  or  any   partner  or officer  thereof  not  in  collusion  with  such person  shall  have  knowledge  or  information thatsuch    person    has    committed    any dishonest or fraudulent act(s), including Larceny or  Embezzlement  in  the service of the Insured or  otherwise,  whether  such act be committed  before  or  after  the  time  this bond is effective.

SECTION 14.   RIGHTS  AFTER TERMINATION OR CANCELLATION

At  any  time prior  to the termination  or cancellation of this bond as an entirety, whether by the Insured or the  Underwriter,  the  Insured  may  give  the Underwriter notice that it desires under this bond an additional   period   of   12   months  within   which  to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)  on the effective date of any other insurance obtained by the Insured, its successor in business  or  any   other   party,  replacing  in whole or  in  part  the  insurance  afforded  by this  bond,  whether  or  not  such  other insuranceprovides     coverage     for     loss sustained prior to its effective date, or

(b)  upon  takeover of  the  Insured's  business  by any State or Federal official  or agency, or by anyreceiver    or    liquidator,    acting    or appointed  for  this  purpose  without  the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery  of  loss may not be exercised by any  State or Federal official or agency, or by a receiver or liquidator,   acting   or  appointed   to   take  over  the Insured's business for the operation or for the liquidation thereof or for any purpose.

SECTION 15.   CENTRAL  HANDLING  OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository  Trust  Company, Midwest  Depository Trust Company, Pacific Securities Depository Trust Company,  and  Philadelphia  Depository  Trust Company,  hereinafter   called  Corporations,   to   the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and 'Employees" shall be deemed  to include  the officers,  partners, clerks  and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above  named  Corporations,  and  of  any  nominee  in whose   name   is   registered   any   security   included within   the   systems   for  the   central   handling   of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services  for such Corporations in the operation of such systems. For the purpose of the above  definition  a  recognized service company shall be any  company providing clerks  or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities  within  the  systems  established  and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and  then the Underwriter shall  be liable hereunder

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only  for  the Insured's share  of  such excess  loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included   within   such   systems   equivalent   to   the interest the Insured then has in all certificates representing the same security included within such systems  and  that  such  Corporations  shall  use  their best  judgment  in  apportioning  the  amount(s) recoverable or recovered under any bond or policy of insurance   indemnifying  such   Corporations   against such loss(es)  in connection with the central handling of  securities  within  such  systems  among   all  those having an interest as recorded by appropriate  entries in the books and records of such Corporations in Property  involved  in  such loss(es)  on the basis  that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's share of such excess loss(es)  shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems  for  the  central  handling  of  securities established  and  maintained   by  such  Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall  to  the extent  of  such  payment,  be given by the Insured to the Underwriter, and the Insured shall  execute all  papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16.   ADDITIONAL COMPANIES INCLUDED AS INSURED

If  more   than   one   corporation,   co-partnership   or person  or  any  combination  of  them  be included  as the Insured herein:

(a)  the  total   liability  of   the  Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable  hereunder  if  all  such  loss  were sustained by any one of them;

(b)  the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for   such  purposes   and   for   the  giving   or

receiving of any notice required or permitted to  be  given  by  the  terms  hereof,  provided that   the   Underwriter   shall   furnish   each named  Investment  Company with a copy  of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

(d)  knowledge  possessed  or  discovery  made  by any partner, officer of supervisory Employee of   any   Insured  shall   for  the  purposes  of Section   4   and   Section   13   of   this   bond constitute knowledge or discovery by all the Insured; and

(e)   if  the  first  named  Insured  ceases   for  any reason to be covered under this bond,  then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17.   NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining  knowledge  of a transfer of its outstanding voting securities which results in a change in control (as  set forth in Section 2(a) (9)  of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

       (c)   the   total   number   of    outstanding   voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination  of  coverage  of  this bond,  effective  upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18.   CHANGE OR MODIFICATION

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The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

This  bond  or any  instrument  amending or effecting same may not be changed or modified orally.   No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment  Company  shall  be effective  prior  to  60 days  after written notification has been furnished to the  Securities  and  Exchange  Commission, Washington, D.C., by the Insured or by the Underwriter.  If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment  Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective  date  of  any  change  or  modification which would adversely affect the rights of such Investment Company.

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc.
12 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

Named Insured Endorsement

It is agreed that:

1.      From and after the time this rider becomes effective the Insured under the attached bond are:

INTERNATIONAL FUND                                                                             GROWTH FUND
TAX EXEMPT LONG-TERM FUND                                                           INTERMEDIATE-TERM BOND FUND
MONEY MARKET FUND                                                                             USAA MANAGED ALLOCATION FUND
NASDAQ-100 INDEX FUND                                                                        USAA TARGET RETIREMENT 2030 FUND
NEW YORK BOND FUND                                                                             USAA TARGET RETIREMENT 2050 FUND
USAA MUTUAL FUNDS TRUST                                                                USAA GLOBAL OPPORTUNITES FUND
AGGRESSIVE GROWTH FUND                                                                    USAA REAL RETURN FUND
BALANCED STRATEGY FUND                                                                   TAX EXEMPT INTERMEDIATE-TERM FUND
CAPITAL GROWTH FUND                                                                           NEW YORK MONEY MARKET FUND
CALIFORNIA BOND FUND                                                                          PRECIOUS METALS AND MINERALS FUND
CALIFORNIA MONEY MARKET FUND                                                    SCIENCE & TECHNOLOGY FUND
CORNERSTONE STRATEGY FUND                                                            SHORT-TERM BOND FUND
EMERGING MARKETS FUND                                                                      TAX EXEMPT SHORT-TERM FUND
EXTENDED MARKET INDEX FUND                                                           SMALL CAP STOCK FUND
FIRST START GROWTH FUND                                                                   TAX EXEMPT MONEY MARKET FUND
GROWTH & INCOME FUND                                                                         TREASURY MONEY MARKET TRUST

2.      The first named  Insured shall  act for  itself  and  for  each and  all  of  the Insured for  all  the purposes  of  the attached bond.

3.      Knowledge possessed or discovery  made by any Insured or by any partner or officer thereof shall for all  the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.      If, prior  to the termination  of  the attached  bond  in its entirety,  the attached  bond  is  terminated as  to any Insured, there shall be no liability for any  loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.     The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.   Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.         If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

        Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB010 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

Named Insured Endorsement

It is agreed that:

1.      From and after the time this rider becomes effective the Insured under the attached bond are:

TOTAL RETURN STRATEGY FUND
VALUE FUND
VIRGINIA BOND FUND
VIRGINIA MONEY MARKET FUND
WORLD GROWTH FUND
S&P 500 INDEX FUND
GOVERNMENT SECURITIES FUND
GROWTH AND TAX STRATEGY FUND
HIGH INCOME FUND
INCOME FUND
USAA TARGET RETIREMENT 2020 FUND
USAA TARGET RETIREMENT 2040 FUND
USAA TARGET RETIREMENT INCOME FUND
USAA ULTRA SHORT-TERM BOND FUND
INCOME STOCK FUND

2.      The first named  Insured shall  act for  itself  and  for  each and  all  of  the Insured for  all  the purposes  of  the attached bond.

3.      Knowledge possessed or discovery  made by any Insured or by any partner or officer thereof shall for all  the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.      If, prior  to the termination  of  the attached  bond  in its entirety,  the attached  bond  is  terminated as  to any Insured, there shall be no liability for any  loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.  The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.   Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.      If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB010 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

    The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING  PART OF

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

COMPUTER SYSTEMS

It is agreed that:

1.      The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J  COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of data into, or

(2)   change of data elements or program within,

a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

(a)   Property to be transferred, paid or delivered,

(b)  an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)   an unauthorized account or a fictitious account to be debited or credited,

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i)    cause the Insured to sustain a loss, and

(ii)  obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

ALL SYSTEMS UTILIZED BY THE INSURED

2.      As used in this Rider, Computer System means

(a)   computers with related peripheral components, including storage components, wherever located,

(b)  systems and applications software,

(c)   terminal devices, and

(d)  related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.      In addition to the exclusions in the attached bond, the following exclusions are applicable to the Computer
Systems Insuring Agreement:

(a)   loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)  loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by

ICB011 Rev. 2-10 ª 2010 The Travelers Indemnity Company

the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System; and

(c)   loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.

4.
Solely with respect to the Computer Systems Insuring Agreement, the following replaces SECTION 9, NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, (a) - (e), of the CONDITIONS AND LIMITATIONS:

(a)   all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or

(b)  a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and

5.      The following is added to the OPTIONAL COVERAGE ADDED BY RIDER section of Item 3. of the DECLARATIONS:

Insuring Agreement J	Computer Systems	Limit of Liability $2,500,000	Deductible Amount $-0-

6.      The following is added to the CONDITIONS AND LIMITATIONS:

If any loss is covered under the Computer Systems Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one such Insuring Agreement or Coverage.

7.      The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS:

Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

(a)   60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)  immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider.  The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB011 Rev.2-10 Page 2 of 2
ª 2010 The Travelers Indemnity Company

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

DEFINITION OF INVESTMENT COMPANY

It is agreed that:

1.      Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f)    Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB016 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

AMEND GENERAL AGREEMENT A - NEWLY CREATED INVESTMENT COMPANIES

It is agreed that:

1.      General Agreement A.  (Additional  Offices or Employees - Consolidation or Merger - Notice) is amended  by inserting the following:

(3)  Item 1.   of the Declarations shall include any  Newly Created Investment  Company or portfolio provided that the Insured shall  submit  to the Underwriter following  the end of the Bond Period,  a list of all  Newly Created Investment  Companies or portfolios,  the estimated assets of each Newly Created portfolio and copies of  any  prospectuses  and  statements  of  additional  information  relating  to  such  Newly  Created  Investment Companies or portfolios unless said prospectuses and statements of additional information have been previously submitted.

Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the period, will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges  the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

2.      It is further agreed that the following definition is added to Section 1. DEFINITIONS.

(X )    Newly Created Investment  Company or portfolio shall mean any Investment  Company or portfolio for which registration with the SEC has been declared.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

ADD EXCLUSIONS (N) & (O)

It is agreed that:

1.      Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n)  loss from  the use of credit, debit, charge, access,  convenience, identification,  cash  management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o)   the underwriter shall  not be liable under the attached  bond  for  loss due to liability imposed upon  the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee,  or  as  a   result  of   any   Employee  acting  upon   such  information,  whether  authorized   or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

ERISA Rider

It is agreed that:

1.
"Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.

2.
If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing  Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage  for  each  such  Plan  at  least  equal  to  that  which  would  be  required  if  such  Plans  were  bonded separately.

3.
In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage  required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.
If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is  commingled, recovery for  loss  of  such  money or  other  property  through  fraudulent  or  dishonest  acts  of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such  Plan  is  required  to  carry  bonding  coverage   in  accordance  with  the  applicable  provisions   of  said Regulations.

5.
The Deductible Amount of  this bond  applicable  to loss  sustained  by  a  Plan through  acts committed  by  an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB030 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING  PART OF

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

TEXAS STATUTORY RIDER

1.      Special Rule for Elected Officials of Governmental Units

If any Insured is an elected official of a governmental unit, this policy may not be terminated or non-renewed solely because such Insured is an elected official.

2.      It is agreed that SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS is replaced by the following:

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the
Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of loss is filed with the Underwriter or after the expiration of twenty- eight (28) months from the date the original proof of loss is due to be furnished to the Underwriter. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)   becomes aware of facts, or

(b)  receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB073 Rev. 12-06
ª 2006 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

PRIOR ACTS - FORMER EMPLOYEES CLARIFICATION ENDORSEMENT

For use with ICB005  Ed. 7/04

MEL4799 Ed. 12/06

It is agreed that:

1.
Acts of an Employee, as defined in this bond, are covered under Insuring Clause (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Clause (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

2.
As respects the second paragraph of Section 13. - Termination, coverage reinstated for specific Employees under previous bonds issued to the Insured by the Underwriter shall be deemed continued under the attached Bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

INSURED
Authorized Representative

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ª 2006 The Travelers Indemnity Company. All rights reserved.                                                                                                                                       Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS -

DESIGNATE PERSONS FOR DISCOVERY OF LOSS

MEL2555 Ed. 3-05 - For use with ICB005 Ed. 7-04
It is agreed that:

Section 4. - Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second sub-paragraph and replacing it with the following:

Discovery occurs when the

MANAGER OF THE RISK MANAGEMENT, COMPLIANCE, INTERNAL AUDIT OR LEGAL DEPARTMENTS of the Insured:

(a)       first becomes aware of facts, or

(b)       receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED ª 2005 The Travelers Indemnity Company. All rights reserved.

    The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

AMEND DEFINITION OF EMPLOYEE

MEL2899 Ed. 5/05 - For use with ICB005 Ed. 7/04

It is agreed that:

1.      The following is added to Definition (a), Employee, of Section 1. - DEFINITIONS, of the CONDITIONS
AND LIMITATIONS:

AN OFFICER OR OTHER EMPLOYEE OF THE INSURED ON AN APPROVED LEAVE OF ABSENCE OR WHILE PERFORMING ACTIVE MILITARY SERVICE.

EMPLOYEES OF USAA LIFE INSURANCE COMPANY WHEN PERFORMING ACTS COMING WITHIN THE SCOPE OF AN EMPLOYEE OF THE INSURED.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED 2005 The Travelers Indemnity Company. All rights reserved.
ª

    The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

AMEND SECTION 13. TERMINATION

For use with ICB005 - Ed. 7/04

MEL3281 - Ed. 5/05

It is agreed that:

This  Bond  is  amended  by  deleting  from  SECTION 13.  TERMINATION,  the  term "60  days"  under the  first paragraph and substituting "90 days".

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED ª 2005 The Travelers Indemnity Company. All rights reserved.

AMEND DEDUCTIBLE FOR NON-INVESTMENT COMPANY NAMED INSURED

For use with ICB005 Ed. 7/04

MEL3687 Ed. 11/05

It is agreed that:

The following is added to Section 12. DEDUCTIBLE, of the attached bond:

However, the Deductible Amount applicable to any loss under Insuring Agreement (A) - FIDELITY,  sustained by any Insured that is not an Investment Company shall be $-0-                                                                                                         .

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

AMEND SECTION 13. -TERMINATION

For use with ICB005 Ed. 7/04

MEL3713 Ed. 11/05

It is agreed that:

The second paragraph of Section 13. TERMINATION, is replaced with the following:

This Bond will terminate as to any one Insured, other than an Investment Company, immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

SPECIFIED IN THE BOND OR POLICY

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

* ISSUED TO

USAA MUTUAL FUND TRUST

SEC NOTIFICATION RIDER

For use with ICB005 Ed. 7/04

MEL3812 Ed. 12/05

It is agreed that:

This bond may only be modified by written riders, forming a part hereof over the signature of the Underwriter's authorized representative.  Any rider which modifies the coverage provided by INSURING AGREEMENT (A) FIDELITY in a manner which adversely affects the rights of an Investment Company named as Insured shall not become effective until at least 60 days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C. and to each Investment Company named as Insured affected thereby.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

AMEND INSURING AGREEMENT (K ) - CLAIMS EXPENSE

For use with Investment Company Blanket Bond

MEL4276 Ed. 5/06

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT (K ) - CLAIMS EXPENSE

1.   Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under Insuring Agreement (A), which loss exceeds the Deductible Amount applicable to Insuring Agreement (A).

2.   The following is added to Item 3. of the Declarations, Limit of Liability:

Insuring Agreement   K                                     - CLAIMS EXPENSE                                                         Limit of Liability                           Deductible Amount

                                                                                                                                                                                              $100,000                                                $-0-

3.   Section 2. EXCLUSIONS, paragraph K. is replaced with the following:

(k)  all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring  Agreement (B) or

Insuring Agreement   K - CLAIMS EXPENSE.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative
INSURED The Travelers Indemnity Company. All rights reserved.
ª

    The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

REPLACE INSURING AGREEMENT (A) FIDELITY

For use with ICB005 Ed. 7/04

MEL5530 Ed. 12/07

It is agreed that:

1.      Insuring Agreement (A) Fidelity is replaced with the following:

(A)    Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such  Employee with the intent:

(a)   to cause the Insured to sustain such loss, or
(b)  to obtain financial benefit for the Employee or another person or organization.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to obtain financial benefit and which result in a financial benefit for the Employee. However, where the proceeds of a fraud committed by an Employee involving Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing and pensions.

"Trading" as used in this Insuring Agreement means trading or otherwise dealing in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange or other means of exchange similar to or in the nature of the foregoing.

"Loan" as used in this Insuring Agreement means any extension of credit by the Insured, any transaction creating a creditor relationship in favor of the Insured and any transaction by which the Insured assumes an existing creditor relationship.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED The Travelers Indemnity Company. All rights reserved.
ª

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

AMEND INSURING AGREEMENT (C), ON PREMISES ENDORSEMENT

For use with Investment Company Blanket Bond ICB005 Ed. 7/04

MEL6150 Ed. 9/08

1.      It is agreed that  the first paragraph of Insuring Agreement (C) On Premises is replaced with the following:

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises of the Insured or lodged or deposited within offices or premises  located anywhere, except in any office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED 2008 The Travelers Indemnity Company. All rights reserved.
ª

POLICY  CHANGE  ENDORSEMENT

This endorsement summarizes the changes to your policy.   All other terms of your policy not affected by  these changes remain the same.

How Your Policy Is Changed

AMEND FUND NAMED INSURED ENDORSEMENT

Premium  Change Which Is Due Now
Additional premium                                 $-0-                                        Returned premium       $-0-

If issued after the date your policy begins,  these spaces must be completed and our  representative must sign below.

Policy issued to:

USAA MUTUAL FUND TRUST
9800 FREDERICKSBURG ROAD
SAN ANTONIO, TX 78288

Authorized Representative

Endorsement takes effect:

06/04/12

40704  Ed. 5-84
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ª 1984 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

Named Insured Endorsement

It is agreed that:

1.      From and after the time this rider becomes effective the Insured under the attached bond are:

INTERNATIONAL FUND                                                                             USAA MANAGED ALLOCATION FUND
TAX EXEMPT LONG-TERM FUND                                                            USAA TARGET RETIREMENT 2030 FUND
MONEY MARKET FUND                                                                              USAA TARGET RETIREMENT 2050 FUND
NASDAQ-100 INDEX FUND                                                                         USAA GLOBAL OPPORTUNITIES FUND
NEW YORK BOND FUND                                                                              USAA REAL RETURN FUND
USAA MUTUAL FUNDS TRUST                                                                TAX EXEMPT INTERMEDIATE-TERM FUND
AGGRESSIVE GROWTH FUND                                                                    NEW YORK MONEY MARKET FUND
CAPITAL GROWTH FUND                                                                           PRECIOUS METALS AND MINERALS FUND
CALIFORNIA BOND FUND                                                                           SCIENCE & TECHNOLOGY FUND
CALIFORNIA MONEY MARKET FUND                                                    SHORT-TERM BOND FUND
EMERGING MARKETS FUND                                                                      TAX EXEMPT SHORT-TERM FUND
EXTENDED MARKET INDEX FUND                                                          SMALL CAP STOCK FUND
FIRST START GROWTH FUND                                                                   TAX EXEMPT MONEY MARKET FUND
GROWTH & INCOME FUND                                                                         TREASURY MONEY MARKET TRUST
GROWTH FUND                                                                                               TOTAL RETURN STRATEGY FUND
INTERMEDITATE-TERM BOND FUND                                                      VALUE FUND

2.      The first named  Insured shall  act for  itself  and  for  each and  all  of  the Insured for  all  the purposes  of  the attached bond.

3.      Knowledge possessed or discovery  made by any Insured or by any partner or officer thereof shall for all  the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.      If, prior  to the termination  of  the attached  bond  in its entirety,  the attached  bond  is  terminated as  to any Insured, there shall be no liability for any  loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective

5.   The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.   Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.      If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB010 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.
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ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R46178-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/19/12	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/12
* ISSUED TO USAA MUTUAL FUND TRUST

Named Insured Endorsement

It is agreed that:

1.      From and after the time this rider becomes effective the Insured under the attached bond are:

VIRGINIA BOND FUND                                                                       CORNERSTONE MODERATELY AGGRESSIVE FUND
VIRGINIA MONEY MARKET FUND                                           CORNERSTONE MODERATELY CONSERVATIVE FUND
WORLD GROWTH FUND                                                              CORNERSTONE EQUITY FUND
S&P 500 INDEX FUND                                                                         GOVERNMENT SECURITIES FUND
GROWTH AND TAX STRATEGY FUND                                         HIGH INCOME FUND
INCOME FUND
USAA TARGET RETIREMENT 2020 FUND
USAA TARGET RETIREMENT 2040 FUND
USAA TARGET RETIREMENT INCOME FUND
USAAL ULTRA SHORT-TERM BOND FUND
INCOME STOCK FUND
CORNERSTONE MODERATE FUND
CORNERSTONE CONSERVATIVE FUND
CORNERSTONE AGGRESSIVE FUND

2.      The first named  Insured shall  act for  itself  and  for  each and  all  of  the Insured for  all  the purposes  of  the attached bond.

3.      Knowledge possessed or discovery  made by any Insured or by any partner or officer thereof shall for all  the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.      If, prior  to the termination  of  the attached  bond  in its entirety,  the attached  bond  is  terminated as  to any Insured, there shall be no liability for any  loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.   Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.      If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB010 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.
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